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                           June 23, 2023

       Yoici Ochiai
       Chief Executive Officer
       Pixie Dust Technologies, Inc.
       2-20-5 Kanda Misaki-cho, Chiyoda-ku
       Tokyo, 101-0061, Japan

                                                        Re: Pixie Dust
Technologies, Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed June 7, 2023
                                                            File No. 333-272476

       Dear Yoici Ochiai:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed June 7, 2023

       Use of Proceeds, page 54

   1. We note your revisions in response to our prior comment 2, and we note your statement that 18% of the net
proceeds will be allocated towards developing prototypes of new proprietary
soundproofing metamaterials and a mass production prototype model for
                                                        VUEVO glasses. Please
revise your disclosure to further specify the approximate amount of proceeds you intend
to allocate towards each of these uses.
 Yoici Ochiai
FirstName  LastNameYoiciInc.
                          Ochiai
Pixie Dust Technologies,
Comapany
June       NamePixie Dust Technologies, Inc.
     23, 2023
June 23,
Page  2 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the six months ended October 31, 2021 and 2022, page 64

2. We note your amended disclosure that "[t]he decline in solution services was primarily due to lower demand for COVID-19 related solutions, which impacted our magickiri sales." Throughout your filing where you discuss your products and services, please describe your "magickiri" solutions. In this regard, we note your references to your
         "magickiri" services throughout the filing, but it is unclear what these services entail.
Business
Overview, page 78

3. We note your statement on page 78 that mechanobiological research findings have the potential to be used to develop new health care and personal care options "such as accelerating fracture healing with ultrasonic vibrations or enhancing wound healing through suction pressure." Please revise to provide your basis to support these claims and explain the relevance of those claims to your products, or alternatively remove the claims.
         In this regard, we note that your personal care products "are not marketed, nor intended to be used, as medical devices."
kikippa
Related Research and Potential Future Developments, page 84

4. We note your revisions in response to our prior comment 6 and reissue in part. It is not clear how the results of your kikippa studies support your claims about kikippa. Given that your study results appear to indicate only that modulated sound will
produce an    increase
         in brain activity    and that modulated sound stimuli can
synchronize brain waves at their
         modulation frequency,    please remove the below statements from your
filing:

                On page 84, "[a]cademic research has suggested that listening to sound pulses corresponding to gamma waves in the brain (approximately 40 Hz) may improve
              cognitive function   ; and

                On page 85, that    [y]our studies, as well as research
performed by other groups
              unrelated to us, suggest potential connections not only between diseases and brain waves, but also between emotional states and brain waves.

         Alternatively, please provide a basis to support these statements. Please also clarify how your studies suggest potential connections between diseases, emotional states and brain
         waves, as well as the significance of    phase locking indices    on
page 85.
Market and Competition, page 85

5. We note your revisions in response to our prior comment 5 and reissue in part. It is unclear how the entertainment headsets that you reference on page 85 are appropriate
 Yoici Ochiai
FirstName  LastNameYoiciInc.
                          Ochiai
Pixie Dust Technologies,
Comapany
June       NamePixie Dust Technologies, Inc.
     23, 2023
June 23,
Page  3 2023 Page 3
FirstName LastName
         competitors to kikippa, given that kikippa functions as a desk speaker. Please revise to provide your basis that kikippa competes in the same markets as these products.
6. We note your revisions in response to our prior comment 8. We also note your statement that "kikippa is a device that generates modulated sound with the expectation to stimulate certain brain wave activity that my have a beneficial effect on the brain." Efficacy conclusions are within the sole authority of the FDA and are assessed throughout the entire development process. Given that you do not intend to market your products as medical devices and none of your candidates have received FDA approval, it is not appropriate to state, imply or predict that they are effective. Please remove all statements related to the efficacy of your product candidates.
Vuevo, page 87

7. We note your revisions in response to our prior comment 9 and reissue in part. Please clarify if the pictured prototype of the VUEVO glasses is a working prototype or a representation of the intended final product.
iwasemi, page 90

8. We note your revisions in response to our prior comment 10 and reissue in part. Please explain the meaning of the following terms from your iwasemi study descriptions on pages 91-93, and their significance in the context of your studies:

                "sound absorption coefficient";
                "normal incidence based on ISO 10534-2:1998";
                "in-phase" and "out-phase";
                "transfer-function method"; and
                "aperture rate."
Intellectual Property, page 96

9. We note your revisions in response to our prior comment 11 and reissue in part. Please revise your patent table to provide the expiration dates for all your pending patent applications.
Exhibits

10. Please file your by-laws to be effective upon completion of this offering as an exhibit to your registration statement. Note that we may have further comment after review of this document.
General

11. We note your disclosure on page 42 that "[a]fter this offering, our directors, executive officers, and founders and their respective affiliates will own shares representing approximately 56.2% of our outstanding common shares. As a result, these shareholders,
 Yoici Ochiai
Pixie Dust Technologies, Inc.
June 23, 2023
Page 4
      if they act together, will be able to influence our management and affairs and all matters requiring shareholder approval." Disclose on your prospectus cover page, if true, that you will be a controlled company for Nasdaq purposes after this offering. Include a risk factor discussing the risks associated with being a controlled company.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

FirstName LastNameYoici Ochiai                             Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NamePixie Dust Technologies, Inc.
                                                           Services
June 23, 2023 Page 4
cc:       Barbara A. Jones, Esq.
FirstName LastName